Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

[redacted]

08002451

1 May 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

dw 5/12

{CW 00033045}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 4,293 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,293
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,293 @ $6.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,400,441,939	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,455,362	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032165}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	24,840,096	194,919
		LSE	216,652	0
		Total	**25,056,748**	**194,919**
4	Total consideration paid or payable for the shares	ASX	$268,050,724	$1,947,377
		LSE	£1,129,735	£0

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.00	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$9.97	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.54	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	116,652,249

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032201}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	25,035,015	8,851
		LSE	216,652	0
		Total	**25,251,667**	**8,851**
4	Total consideration paid or payable for the shares	ASX	$269,998,102	$90,709
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.25	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.22	na
	date:	17-Mar-08	14-Dec-07	highest price allowed under rule 7.33:	$10.54	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	116,643,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/4/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

DAVE MEZZANOTTE RESIGNS AS A DIRECTOR

Attached is an announcement regarding the above.

Yours faithfully
BRAMBLES LIMITED

R N Gerrard
Company Secretary

{RNG 00032209}

Stock Exchange and Media Release
4 April 2008

Brambles

DAVE MEZZANOTTE

Brambles announces that Dave Mezzanotte, Chief Operating Officer, CHEP, has resigned as a director of Brambles Limited with effect from today.

Mr Mezzanotte has completed the handover of his operational responsibilities to each of the three CHEP Group Presidents as envisaged in the announcement of 2 August 2007.

The Chief Executive Officer of Brambles, Mike Ihlein, said that CHEP's business model and performance have been enhanced significantly under Mr Mezzanotte's leadership and the business has excellent foundations from which to grow both revenue and profit.

"I would like to thank Dave for his contribution to CHEP and Brambles and to wish him all the very best for the future," Mr Ihlein said.

For further information please contact:

Michael Sharp, Vice President Corporate Affairs
+61 (0)2 92565255
+61 (0)439 470145 (mobile)

Brambles is globally headquartered in Australia

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032211}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	25,043,866	750,000
		LSE	216,652	0
		Total	**25,260,518**	**750,000**
4	Total consideration paid or payable for the shares	ASX	$270,088,810	$7,724,550
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.44	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.19	na
	date:	17-Mar-08	14-Dec-07	highest price allowed under rule 7.33:	$10.60	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	115,893,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/4/08
Company secretary

Print name: Robert Gerrard

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 15,500 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,786 @ $0.00 per share 1,282 @ $8.20 per share 432 @ $4.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,400,372,259	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,401,938	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{OWB 00012195}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 04 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032220}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	25,793,866	150,000
		LSE	216,652	0
		Total	**26,010,518**	**150,000**
4	Total consideration paid or payable for the shares	ASX	$277,813,360	$1,564,440
		LSE	£1,129,735	£0

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.58	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.30	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.67	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	115,743,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....
Company secretary

Date: 7/4/08

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 April 2008

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Final Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.3, we attach a Final Director's Interest Notice for Mr David Mezzanotte, detailing his interests in the securities of Brambles Limited on resignation.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00032230}

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID MEZZANOTTE
Date of last notice	13 SEPTEMBER 2007
Date that director ceased to be director	4 APRIL 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
508,336 ordinary shares in BXB Rights to 307,434 ordinary shares in BXB for which no exercise price is payable (Performance Shares)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
	BXB NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032245}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day		Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	25,943,866		340,000
		LSE	216,652		0
		Total	**26,160,518**		**340,000**
4	Total consideration paid or payable for the shares	ASX	$279,377,800		$3,549,838
		LSE	£1,129,735		£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.49	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.34	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.87	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	115,403,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032265}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	26,283,866	250,000
		LSE	216,652	0
		Total	**26,500,518**	**250,000**
4	Total consideration paid or payable for the shares	ASX	$282,927,638	$2,592,625
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.51	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.27	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.97	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	115,153,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032276}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	26,533,866	200,000
		LSE	216,652	0
		Total	**26,750,518**	**200,000**
4	Total consideration paid or payable for the shares	ASX	$285,520,263	$2,057,280
		LSE	£1,129,735	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.49	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.24	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.95	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	114,953,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	26,733,866	270,000
		LSE	216,652	0
		Total	**26,950,518**	**270,000**
4	Total consideration paid or payable for the shares	ASX	$287,577,543	$2,757,483
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.27	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$10.05	na
	date:	17-Mar-08	14-Dec-07	highest price allowed under rule 7.33:	$10.93	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	114,683,398

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/4/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032294}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	27,003,866	365,244
		LSE	216,652	0
		Total	**27,220,518**	**365,244**
4	Total consideration paid or payable for the shares	ASX	$290,335,026	$3,618,691
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.99	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$9.84	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.88	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	114,318,154

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15/4/08
Company secretary

Print name: Robert Gerrard

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 8,930 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,930
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,930 @ $6.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,399,277,419	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,334,792	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 11,207,856 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX and LSE on the following dates:

Buy-back date	Number of shares cancelled
13.03.2008	1,300,000
14.03.2008	555,588
17.03.2008	500,000
19.03.2008	353,607
20.03.2008	150,000
26.03.2008	85,996
27/03/2008	100,000
28.03.2008	85,180
01.04.2008	194,919
02.04.2008	8,851
03.04.2008	750,000
04.04.2008	150,000
08.04.2008	340,000
09.04.2008	250,000

This form was lodged with ASIC on 15 April 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{SA 00032320}

Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
15/04/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
[ ] Proprietary company	Not required	✓	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	✓	✓	✓
[ ] if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
[ ] Proprietary company	✓	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	✓	Not required	✓	✓
[x] if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
[ ] Proprietary company	Not required	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	✓	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	see Annexure	
	marked A	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

19/03/08
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484.

Robert Nies Gerrard
Secretary

15/04/2008

Shares class code	Number of shares cancelled	Amount paid A$
ORD	1,300,000	13,018,460.00
ORD	555,588	5,450,929.43
ORD	500,000	4,796,550.00
ORD	353,607	3,417,894.54
ORD	150,000	1,437,855.00
ORD	85,996	853,381.31
ORD	100,000	999,760.00
ORD	85,180	849,270.15
ORD	194,919	1,947,377.25
ORD	8,851	90,708.59
ORD	750,000	7,724,550.00
ORD	150,000	1,564,440.00
ORD	340,000	3,549,838.00
ORD	250,000	2,592,625.00

{SA 00032304}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032326}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	27,369,110	100,000
		LSE	216,652	0
		Total	**27,585,762**	**100,000**
4	Total consideration paid or payable for the shares	ASX	$293,953,718	$982,260
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$10.01	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$9.67	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.74	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	114,218,154

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/4/08
Company secretary

Print name: Robert Gerrard

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 212,204 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	212,204
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	85,888 @ $0.00 per share 63,158 @ $4.48 per share 63,158 @ $5.31 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option and Performance Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,398,429,623	Ordinary fully paid shares

{OWB 00012195}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,122,588	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 130,880 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	130,880
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,282 @ $8.20 per share 1,600 @ $4.74 per share 912 @ $6.09 per share 127,086 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option and Performance Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,398,195,259	Ordinary fully paid shares

{OWB 00012195}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,991,708	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

WAL-MART MODIFYING MANAGEMENT OF INTERNAL PALLET FLOWS IN USA

Attached is the announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032344}

Stock Exchange and Media Release
18 April 2008

Brambles

WAL-MART MODIFYING MANAGEMENT OF INTERNAL PALLET FLOWS IN USA

Brambles said today that Wal-Mart is modifying its management of pallet flows throughout its internal network in the USA, including its Total Pallet Management ("TPM") arrangements with CHEP and other pallet pooling companies.

CHEP, the global leader in pallet and container pooling owned by Brambles, currently manages TPM services at many Wal-Mart facilities in the USA. TPM services involve undertaking the management, retrieval and sorting of pallets and providing other reverse logistics services for the Wal-Mart supply chain network. TPM delivers supply chain cost savings through the more efficient use of pallets and reduced transportation costs.

Wal-Mart has indicated that it may contract directly with third party pallet management service providers to retrieve and sort pallets at its own facilities in the USA or provide such services itself. CHEP and Wal-Mart are working together to identify ways in which CHEP can continue to deliver lowest cost solutions to Wal-Mart and the broader supply chain.

Wal-Mart recognises the value of pooled pallets within the supply chain. Brambles and CHEP strongly value the relationship with Wal-Mart and will continue to work with Wal-Mart to develop the optimal supply chain solution for this important customer.

For further information please contact:

Michael Sharp, Vice President Corporate Affairs +61 (0)2 92565255
David Besier, Manager Corporate Affairs +61 (0)2 92565204

Brambles is globally headquartered in Australia

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES COMMENTS ON MARKET REACTION

Attached is the announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032352}

Stock Exchange and Media Release
18 April 2008

Brambles

BRAMBLES COMMENTS ON MARKET REACTION

Brambles Chief Executive Officer Mike Ihlein said that he believed there had been a dramatic over-reaction to the announcement made earlier today regarding discussions between CHEP USA ("CHEP") and Wal-Mart given that:

- CHEP does not generate sales revenue from Wal-Mart itself.
- CHEP's sales revenue is generated from manufacturers and suppliers in connection with deliveries to retailers, such as Wal-Mart.
- The discussions with Wal-Mart have no impact on CHEP's issue volumes or sales revenue.
- The current Total Pallet Management service offering to Wal-Mart is cost neutral to CHEP.

Brambles will make an appropriate announcement to the market as to the outcome of its discussions with Wal-Mart in due course.

For further information please contact:

Michael Sharp, Vice President Corporate Affairs +61 (0)2 92565255
David Besier, Manager Corporate Affairs +61 (0)2 92565204

Brambles is globally headquartered in Australia

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	27,469,110	3,250,000
		LSE	216,652	0
		Total	**27,685,762**	**3,250,000**
4	Total consideration paid or payable for the shares	ASX	$294,935,978	$29,898,050
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.34	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$9.51	£4.9725	lowest price paid:	$8.92	na
	date:	17-Mar-08	14-Dec-07			
				highest price allowed under rule 7.33:	$10.22	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	110,968,154

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	30,719,110	1,222,000
		LSE	216,652	0
		Total	**30,935,762**	**1,222,000**
4	Total consideration paid or payable for the shares	ASX	$324,834,028	$10,980,037
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.09	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$8.92	£4.9725	lowest price paid:	$8.90	na
	date:	21-Apr-08	14-Dec-07	highest price allowed under rule 7.33:	$10.08	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	109,746,154

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/4/08
Company secretary

Print name: Robert Gerrard

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032947}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	31,941,110	1,045,805
		LSE	216,652	0
		Total	**32,157,762**	**1,045,805**
4	Total consideration paid or payable for the shares	ASX	$335,814,064	$9,397,708
		LSE	£1,129,735	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.03	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$8.90	£4.9725	lowest price paid:	$8.76	na
	date:	22-Apr-08	14-Dec-07			
				highest price allowed under rule 7.33:	$9.88	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	108,700,349

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/4/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 April 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 35,820 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,820
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,846 @ $8.20 per share 31,974 @ $6.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,398,131,079	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,955,888	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{OWB 00012195}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 April 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

{OWB 00012195}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	32,986,915	888,642
		LSE	216,652	0
		Total	**33,203,567**	**888,642**
4	Total consideration paid or payable for the shares	ASX	$345,211,773	$7,957,078
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.03	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$8.76	£4.9725	lowest price paid:	$8.85	na
	date:	23-Apr-08	14-Dec-07			
				highest price allowed under rule 7.33:	$9.69	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	107,811,707

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/4/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 April 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00032993}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	21-Sep-07

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	33,875,557	800,000
		LSE	216,652	0
		Total	**34,092,209**	**800,000**
4	Total consideration paid or payable for the shares	ASX	$353,168,851	$7,128,560
		LSE	£1,129,735	£0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$12.52	£5.3200	highest price paid:	$9.03	na
	date:	10-Dec-07	30-Nov-07			
	lowest price paid:	$8.76	£4.9725	lowest price paid:	$8.86	na
	date:	23-Apr-08	14-Dec-07			
				highest price allowed under rule 7.33:	$9.44	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	107,011,707

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/4/08
Company secretary

Print name: Robert Gerrard

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 April 2008

The Manager-Listings
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

GRANT OF PERFORMANCE SHARE RIGHTS

Under the Brambles Limited 2006 Performance Share Plan, awards over 125,250 Brambles Limited shares were granted on 28 April 2008 . In accordance with the Rules of the Plan, no consideration is payable for the exercise of the Performance Share Plan awards.

Where Awards are in the form of Share Rights, such awards will lapse if participants do not exercise them in accordance with their terms on or before 29 April 2014.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{SLM 00033001}

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 02-Apr-08
Number	3811R

RNS Number:3811R
Brambles Limited
02 April 2008

Brambles Limited

Company Number: 118 896 021

The Commonwealth Bank of Australia advised the ASX today that its shareholding in Brambles Limited has increased from 9.62% (136,047,873 shares) to 10.64% (149,395,768 shares) with effect from 27 March 2008.

Robert Gerrard
Company Secretary
2 April 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
BRAMBLES LIMITED

ACN/ARBN/ARSN/ABN
89 118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Details of original documents

Form number
484

Form title
CHANGE TO COMPANY DETAILS

Document number (Number allocated by ASIC)
024541510

Date of lodgement
1 4 / 0 4 / 0 8
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

THE 484 CONTAINED A NOTIFICATION OF FOUR ISSUES OF ORDINARY (ORD) SHARES. AN INCORRECT AMOUNT PAID PER SHARE OF $9.9311 WAS GIVEN FOR TWO OF THE SHARE ISSUES. A COMPLETE AND CORRECT LIST OF THE NEW SHARE ISSUES FOLLOWS:

NUMBER OF SHARES ISSUED	AMOUNT PAID PER SHARE
5,245	$6.09
6,658	$9.7601
6,658	$9.7601
1,282	$8.20

THE AMOUNT UNPAID PER SHARE FOR ALL FOUR SHARE ISSUES ABOVE WAS $0.00

Signature

This form must be signed by a current director or secretary of the company.

I certify that the information in this form is true and complete.

Name

ROBERT NIES GERRARD

Capacity

☐ Director

☒ Company secretary

Signature

R. Gerrard

Date signed

2 8 / 0 4 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R Gerrard

Date signed
2 8 / 0 4 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 1 / 0 4 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

Date: 28/04/2008

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	4,293	6.0900	0.00
ORD	13,786	10.2171	0.00
ORD	1,282	4.7400	0.00
ORD	432	4.7400	0.00
ORD	8,930	6.0900	0.00
ORD	85,888	9.9830	0.00
ORD	63,158	9.9830	0.00
ORD	63,158	9.9830	0.00
ORD	127,086	9.8681	0.00
ORD	1,600	4.7400	0.00
ORD	912	6.0900	0.00
ORD	1,282	8.2000	0.00
ORD	3,846	8.2000	0.00
ORD	31,974	6.0900	0.00

PR438

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Brambles Limited

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
Craig Andrew van der Laan de Vries

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address or DX address
GPO Box 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Robert Nies Gerrard

Capacity
☐ Director
☒ Company Secretary

Signature
R. Gerrard

Date signed
1 4 / 0 4 / 0 8
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of Address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder and/or proprietary company member). You must copy and attach another Section A1 for each new address.

New address

A PO Box is only allowed for a member address

At the office of, C/- (if applicable):

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address):

Street number and Street name: 7 Eastbourne Road

Suburb/City: Darling Point

State/Territory: NSW

Postcode: 2027

Country (if not Australia):

Date of Change

For members' address changes, use the change to the members' register.

Date of change: 06/04/08 [DD/MM/YY]

Apply address to

You can apply the new address or more of the following - registered office, principal place of business, etc.

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specificed in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ Yes
☐ No

If no, name of occupier:

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

	Family name	Given names
1	Froggatt	Anthony Grant

Date of Birth: 09/06/48 [DD/MM/YY]

Place of birth (town/city): Bangkok

(state/country): Thailand

Proprietary company member's address

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Proprietary company member's address**

	Family name	Given names
1		

When a member is a company, not a person

Company name (only if a member)

2

ACN/ARBN/ABN

B1 Continued... **Cease another company officeholder**

82-5205

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperate for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Person alternate for:

Date officeholder ceased

Date of change

0 4 / 0 4 / 0 8
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
Mezzanotte	David Anthony

Date of Birth

2 2 / 1 2 / 5 4
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Fairmont, West Virginia	United States

Validation Report

All validation checks passed.

Electronic Lodgement Report

Validation Report (VA1)

Type: VALID
Host: PR
Sequence: 438
ASIC//14.04.2008
VALIDATION REPORT NUMBER //VALID_PR.438

BRAMBLES INDUSTRIES LTD//18209
GPO BOX 4173 SYDNEY NSW 2001

TRANS NO. 6830716
DATE/TIME: 14.04.2008 16:43:51

.ENT 1
RECEIVED 1
ACCEPTED 1

DOCUMENTS ACCEPTED
001//484//1E4280367//118 896 021//BRAMBLES LIMITED//18620080414144150

E10 End of validation report

CN7706472

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R. Gerrard

Date signed
11/04/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5,245	6.09	0.00
ORD	6,658	9.9311	0.00
ORD	6,658	9.9311	0.00
ORD	1,282	8.20	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 7 / 0 3 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

END